August 5, 2015

Mr. Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2013
Filed March 17, 2014

Form 10-K for the Year Ended December 31, 2014
Filed March 27, 2015

File No. 000-50580

Dear Mr. Krikorian:

We have reviewed the comment letter dated July 8, 2015 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to the item in that letter, the Company’s response to the Staff’s comment is set forth below. To assist in your review, we have included the text of the Staff’s comment below.

Form 10-K for the fiscal year ended December 31, 2014

Notes to Consolidated Financial Statements

13. Income Taxes, page F-24

1. SEC Comment: We note that you have not recorded a valuation allowance on the majority of your deferred tax assets and you took into consideration your cumulative income generated over the three-year period ended December 31, 2014. We also note that such cumulative information was more heavily weighted than your current year consolidated loss and future projections. Please explain in greater detail the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. Tell us why you believe the historical information should be used when there has been a significant shift in circumstances based on your current year results of operations. Tell us if your future projections expect losses in the early future years or what evidence indicates that the loss is not a continuing condition. Explain why the deferred tax asset for your intangible assets has increased. We refer you to ASC 740-10-30-16 through 30-25.

Mr. Stephen Krikorian

Company Response: Pursuant to the guidance in ASC 740-10-30-17, the Company considered all available positive and negative evidence to determine if, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed as of the year ended December 31, 2014. In its analysis, the Company considered the four possible sources of taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards as per ASC 740-10-30-18, as well as, the Company’s three-year cumulative pre-tax income position, as adjusted for permanent items, as per ASC 740-10-30-21 and other significant positive and negative factors as outlined in ASC 740-10-30-21 through 30-22. Subsequent to the identification of all the evidence, the Company applied ASC 740-10-30-23 and used judgement in weighting the relative impact of this evidence, with the understanding that the assigned weighting should be commensurate to the extent to which it could be objectively verified. The Company considered the following in its analysis, in decreasing order of objectivity:

•	In accordance with ASC 740-10-30-21, which states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, the Company estimated that, as of December 31, 2014, it was in a three-year cumulative pre-tax income position, as adjusted for permanent items, of approximately $17.0 million. The Company believes a three year period is appropriate because it is long enough to not be overly influenced by one-time events, but not so long that it would be irrelevant as a starting point for gauging the future. The Company performed further analysis of the inputs and determined that the first two years of the three year period generated cumulative pre-tax income, as adjusted for permanent items, of approximately $48.6 million, whereas the last year generated an estimated pre-tax loss, as adjusted for permanent items, of approximately $31.6 million.

•	In addition, in accordance with ASC 740-10-30-18, which states that the future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income within the carryback and carryforward period available under the tax law, the Company first considered the availability of taxable income in carryback years as a possible source of taxable income. The Company concluded that it would be able to monetize all of the estimated taxable loss generated in the year ended December 31, 2014 via a carryback claim to tax years ended December 31, 2012 and 2013, as well as, have a remaining sufficient source of federal taxable income in prior carryback years of approximately $14.0 million to benefit any potential federal taxable loss arising in tax year ending December 31, 2015, excluding an immaterial amount of state NOLs of approximately $311 thousand. Therefore, taxable income in prior carryback years was more than a sufficient source of income to realize the NOL generated in the 2014 tax year. The Company considers this evidence to be the most objective and verifiable.

Mr. Stephen Krikorian

•	In addition, the Company scheduled future taxable income, which considered future reversals of existing taxable temporary differences, as well as, other existing deferred tax liabilities of approximately $12.2 million, and the Company’s projected return to profitability beginning in 2016 that would represent future sources of taxable income to support realization of its remaining deferred tax assets as of December 31, 2014. As a result of this analysis, the Company concluded that approximately $6.3 million of its deferred tax assets would be realizable via carryback to taxable income in prior carryback years and the remainder of its deferred tax assets would more likely than not be realizable in the future.

•	The Company used its projected financial results as of December 31, 2014 as inputs to the schedule of future taxable income. The Company analyzed these projections with the understanding that projections are inherently subjective and supplemental to the historical objectively verifiable information. Reliance on future taxable income is the most subjective of all sources of taxable income and requires significant judgement and therefore, should be weighted appropriately. The Company projected a consolidated pre-tax loss in 2015 and consolidated pre-tax income for 2016 and 2017.

•	Additionally, the Company, if necessary, would have considered tax planning strategies as a source of taxable income and taken additional actions to generate taxable income or extended significant efforts to identify prudent and feasible tax planning strategies if the tax attributes were projected to expire unused.

•	The Company also considered the guidance and examples in ASC 740-10-30-21 and 30-22 to further analyze positive and negative evidence. The Company’s historical earnings record demonstrated consistent net income and/or taxable income in the years ended December 31, 2009 through 2013. For the year ended December 31, 2014, the Company reported a net loss primarily as the result of a $25.8 million pre-tax goodwill impairment charge, $9.7 million of which is not deductible for income tax purposes. As a result of the non-deductible portion of the goodwill impairment charge, the Company’s estimated taxable loss was much lower and therefore mitigated the impact on the three-year cumulative pre-tax income position, as adjusted for permanent items.

•	The Company does not have a history of significant net operating losses or tax credits expiring unused. Alternatively, as a result of the Company’s historical taxable income, it claimed research and development tax credits in tax years ended December 31, 2010 through 2013 and estimated claiming a credit in the tax year ended December 31, 2014.

Subsequent to the identification of all the evidence and pursuant to ASC 740-10-30-23, the Company used judgement in weighting the relative impact of both the positive and negative evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Therefore, facts regarding the Company’s sufficient sources of taxable income in prior carryback years of approximately $14.0 million, an estimated three-year cumulative pre-tax income position, as adjusted for permanent items, of $17.0 million, historical taxability and strong earnings history were objectively verified and were assigned a higher weighting in the Company’s analysis as this collective evidence demonstrated the Company’s historical and future ability to monetize a

Mr. Stephen Krikorian

portion of its deferred tax assets via carryback, it could monetize another portion via other taxable temporary differences that are a future source of taxable income, and to a lesser extent the forecasts to generate a profit in order to utilize its remaining deferred tax assets that existed as of December 31, 2014. ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. In contrast, the Company respectfully reiterates it had incurred a net loss in one of the three years assessed, rather than incurring sustained cumulative losses in recent years and therefore, considered the verifiability of this historical evidence as sufficient to supplement projected future taxable income and, as a result, weighted the three-year cumulative pre-tax income, as adjusted for permanent items, with more overall significance.

Additionally, as part of its scheduled future taxable income, the Company performed a detailed review of the projections, of which it projected a consolidated pre-tax loss in 2015 and consolidated pre-tax income for 2016 and 2017. This projected return to operating profitability was primarily driven by forecasted continued growth and new sales in the Company’s core consumer direct business and the forecasted sales of the Company’s new VOYCE product in its Pet Health Monitoring business. The Company concluded that the majority of the projected pre-tax loss in 2015 was due to expenses in the Pet Health Monitoring business, which launched in the year ending December 31, 2015, and the majority of the projected pre-tax income in 2016 and 2017 resulted from the Pet Health Monitoring business. The Company projected an increase in launch and commencement expenses, such as marketing, sales development and payroll, which is not unusual for an early-stage developmental company and a new product. These projected discretionary expenses in 2015 could be reduced under the control of management, if necessary, as a tax-planning opportunity to generate taxable income to support the realization of its deferred tax assets. This strategy was partially offset by the Company’s consideration of the uncertainty of a new product’s ability to generate income without the objective support of historical results. The Company considered future projections of income to be positive evidence but inherently subjective, especially given the difficulty to objectively verify a new product’s projected income, and as a result, the Company placed a lower weighting on its projected consolidated pre-tax income.

The Company acknowledged the significant shift in circumstances based on the year ended December 31, 2014 results of operations. The Company considered the recent trend of decreasing revenue, net income and taxable income. The Company is in the process of restoring operating profitability by continuing to focus on its core products and new clients, as well as, executing on a cost restructuring plan. The Company had a sufficient history of generating net income in varying economic environments since the year ended December 31, 2008, and demonstrated the ability to generate and sustain profits. In the year ended December 31, 2014, the Company’s results of operations from its core consumer direct business (in its Personal Information Services reportable segment) increased, it continued to demonstrate growth in its consumer direct subscriber base and the Company forecasted continued and increased growth in this core consumer direct business for the foreseeable future (page 45 of Management’s Discussion and Analysis of the Form 10-K for the year ended December 31, 2014). Also, the

Mr. Stephen Krikorian

Company successfully reduced its cost base by an estimated $14.0 million on an annualized basis with commitment from management to execute on a cost restructuring plan (page 33 of Management’s Discussion and Analysis of the Form 10-K for the year ended December 31, 2014). In addition, the Company was launching a new product in its Pet Health Monitoring Business, which was projected to generate revenue based on operations in place, marketing leads and pre-launch sales feedback from pet health and wellness industry leaders. As of December 31, 2014, our future projections indicated a return to profitability by 2016, with significant consolidated pre-tax income projected in the third year. In collectively reviewing the 2014 results of operations, the Company viewed the current loss from operations as short-term in nature. The Company acknowledged the level of judgement, amount of assumptions inherent in a projection, as well as the percentage of projected pre-tax income from the Pet Health Monitoring business, which had not yet demonstrated operating profitability, and as a result, concluded the projections to be positive subjective evidence weighted with less significance than its positive objective evidence of sufficient sources of taxable income and historical earnings.

In conclusion, the Company believes it used a reasonable and appropriate amount of judgement in concluding the relative impact of the positive and negative evidence and reviewing the sufficiency of all the evidence in the aggregate, specifically assigning a higher weighting to its year three-year cumulative pre-tax income position, as adjusted for permanent items, sufficient sources of taxable income in prior carryback years, and historical demonstration of generating operating profits. As of December 31, 2014 and our Form 10-K filing date of March 27, 2015, the Company did not believe that the weight of the negative evidence was greater than the weight of the positive evidence, and therefore, the Company concluded it was more-likely-than-not that the existing deferred tax assets would result in a future tax benefit.

As of December 31, 2014, the Company reported $8.1 million of net deferred tax assets for intangible assets as compared to $1.8 million as of December 31, 2013. The increase was primarily due to an increase of capitalized start-up expenses (Internal Revenue Code Section 195), which are amortized over a 15 year period, for its Pet Health Monitoring business. In addition, in accordance with ASC 805-740-25-9, the goodwill impairment reduced an existing deferred tax liability, which also contributed to the increase in the net deferred tax assets for intangible assets.

Finally, the Company disclosed its critical accounting policy with respect to the measurement of deferred tax assets on pages 41 and F-14 of the Form 10-K for the year ended December 31, 2014 and additional disclosures related to the uncertainty of the future realization of the deferred tax assets on pages 51 and F-26 of the Form 10-K for the year ended December 31, 2014. On a quarterly basis, the Company continues to update its valuation allowance analysis with respect to the measurement of deferred tax assets and may, depending upon facts and circumstances, adjust the measurement of the deferred tax assets the period in which the negative evidence outweighs the positive evidence.

Mr. Stephen Krikorian

*                    *                     *                    *                     *

In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-6810.

Very truly yours,

/s/ Ronald L. Barden

Ronald L. Barden
Chief Financial Officer

cc:	Amanda Kim, Staff Accountant

Mitchell Austin, Staff Attorney

Barbara C. Jacobs, Assistant Director

Duncan Barks, Deloitte & Touche LLP

Todd E. Lenson, Stroock & Stroock & Lavan LLP